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                                                                Exhibit 99(a)(8)


             [BELL MICROPRODUCTS LOGO]


CONTACT:     Rob Damron
             Investor Relations Representative
             Bell Microproducts Inc.
             (414) 224-1668
             ir@bellmicro.com


FOR IMMEDIATE RELEASE
---------------------

          BELL MICROPRODUCTS ANNOUNCES RECORD Q4 2006 AND YEARLY SALES PRELIMINARY Q4 REVENUE RANGE OF $1.0 BILLION TO $1.015 BILLION, AND OVER $3.4
                         BILLION FOR THE FULL YEAR 2006

          EXCEEDS PREVIOUS Q4 GUIDANCE OF $920 MILLION TO $970 MILLION

SAN JOSE, CA --January 9, 2007-- Bell Microproducts Inc. (Nasdaq: BELM) announces preliminary Q4 2006 revenue range of $1.0 billion to $1.015 billion, an increase of approximately 20% over the $842 million reported in Q4 2005, and 28% as compared to Q3 2006. These preliminary results exceeded management's previous Q4 2006 guidance of $920 million to $970 million.

Sales for the full year 2006 are expected to be in excess of $3.4 billion, up approximately 8% over 2005.

Commenting on the preliminary Q4 results, W. Donald Bell, President and Chief Executive Officer of Bell Microproducts said, "We are pleased with our strong revenue growth this quarter. Our European operations performed strongly this quarter with revenues for the combined European group increasing approximately 21% compared with the fourth quarter of 2005. In the Americas we had substantial revenue growth in our higher margin Industrial sales channel, Canada, and our Latin America group, as well as in our Total Tec and Rorke enterprise units. This was partially offset by revenue decreases in our US Commercial sales channel as we continue to focus on more profitable products and customers. Our recent strategic acquisition of ProSys Information Systems generated revenue consistent with expectations for the quarter. Furthermore, based on preliminary information, gross margins from operations were generally in line with expectations. As we enter 2007, we believe we are strategically positioned for continued growth going forward."


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The Solutions category of product and services sales were 52% of sales in the fourth quarter, as compared to 52% in Q4 2005, and 50% for the full year due to strong sales in this category. Solution sales grew by 21% as compared to Q4 2005.

The Components and Peripherals product segment also experienced strong growth in Q4 and the year. Components and Peripherals were 48% of sales in Q4 2006, as compared to 48% in Q4 2005 and 50% for the full year. Components and Peripheral sales grew, by 20% in Q4 as compared to Q4 2005. Disk drive revenue was also strong during the quarter, increasing 35% from Q4 of last year, and representing 31% of sales in the quarter. Disk drive sales increased 20% for the 2006 full year as compared to 2005 and were 30% of sales for the full year.

Don Bell will be presenting an overview of Bell Microproducts at the Needham & Company, Ninth Annual Growth Stock Conference in New York on January 9, 2007 at 2:30 p.m. EST. To listen to a live audio webcast of the presentations, visit the Investor Relations page of the Bell Microproducts website at www.bellmicro.com. A replay of the webcasts will be available for approximately one week following the presentation.

The Company is unable at this time to provide additional quantitative information regarding its quarterly results or any further comparison of such results to Q4 2005 until the previously announced restatement of its financial statements for certain prior periods and the review of its historical stock option grants has been completed. A special committee of the board of directors has been appointed to conduct an evaluation of the Company's stock option practices with the assistance of independent counsel and independent accounting consultants. The Company expects that accounting adjustments may be necessary but is unable to quantify the magnitude of any such charges until the independent review is completed.

ABOUT BELL MICROPRODUCTS

Bell Microproducts is an international, value-added distributor of a wide range of high-tech products, solutions and services, including storage systems, servers, software, computer components and peripherals, as well as maintenance and professional services. An industry-recognized specialist in storage products, this Fortune 1000 company is one of the world's largest storage-centric value-added distributors.

Bell Microproducts is uniquely qualified with deep technical and application expertise to service a broad range of information technology needs. From design to deployment, its products are available at any level of integration, from components to subsystem assemblies and fully-integrated, tested and certified system solutions. More information can be found in the Company's SEC filings, or by visiting the Bell Microproducts Web site at www.bellmicro.com.


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SAFE HARBOR STATEMENT

This release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, which include management's expectations regarding continued growth in 2007 and the results of the review of the Company's historical stock option grants involve certain known and unknown risks and uncertainties which could cause actual results or facts to differ materially from such statements for a variety of reasons including, but not limited the ultimate outcome and timing of our financial statement restatement process, including the stock option review, potential adverse effects to our financial condition, results of operations or prospects as a result of any required adjustments to prior period financial statements, and the incurrence of costs related to the restatement, as well as the risks described from time to time in the Company's reports to the Securities and Exchange Commission (including the Company's Annual Report on Form 10-K). Investors should take such risks into account when making investment decisions. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update publicly or revise any forward-looking statements.